October 21, 2004

VIA EDGAR AND FEDERAL EXPRESS

 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C. 20549
 Mail Stop 0511
 Attn.: William Bennet, Esq.

         Re:       Innovative Card Technologies, Inc.
                   Registration Statement on Form SB-2

Dear Mr. Bennet:

      On behalf of Innovative Card Technologies, Inc. ("InCard"), we enclose herewith three copies of InCard's Registration Statement on Form SB-2 with copies of all exhibits thereto, which was transmitted for filing via EDGAR on October 19, 2004.

      Please direct any questions or comments regarding this filing to the undersigned or Nimish Patel of this office at 310-208-1182.

                                    Very truly yours,

                                    RICHARDSON & PATEL LLP

                                    /s/ Dorothy B. Vinski

                                    Dorothy B. Vinski



Enclosures